Exhibit 99.2

Cipher Pharmaceuticals Inc.

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2015

(Unaudited)

Cipher Pharmaceuticals Inc.
Consolidated Balance Sheets

As at June 30, 2015 and December 31, 2014
(in thousands of United States dollars - unaudited)

	Note	2015	2014
		$	$
ASSETS

Current assets
Cash and cash equivalents		29,654	45,368
Accounts receivable		13,401	12,340
Inventory		1,428	207
Prepaid expenses and other assets	4	2,667	759
		47,150	58,674

Property and equipment, net		205	22
Intangible assets, net	5	48,050	1,473
Goodwill	3	6,730	-
Deferred tax asset		4,098	5,936

Total Assets		106,233	66,105

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	4,6	10,772	9,702
Provisions	6	3,075	-
Senior secured notes, net of issuance cost	4	33,864	-
Current portion of deferred revenue		1,049	1,316
		48,760	11,018

Deferred revenue		525	1,007
Derivative financial instrument	4	3,749	-
Other long term liability		283	-
Total Liabilities		53,317	12,025

SHAREHOLDERS' EQUITY

Share capital	7	14,589	13,438
Contributed surplus		3,204	2,776
Accumulated other comprehensive loss		(9,514)	(4,826)
Retained earnings		44,637	42,692
Total Shareholders' Equity		52,916	54,080

Total Liabilities and Shareholders' Equity		106,233	66,105

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

Three and six month periods ended June 30, 2015 and 2014
(in thousands of United States dollars, except per share data - unaudited)

		Three Months		Six Months
		June 30,	June 30,	June 30,	June 30,
	Note	2015	2014	2015	2014
		$	$	$	$

Revenues
Licensing revenue		6,318	7,553	13,063	14,386
Product revenue		2,517	457	3,172	765

Net revenues		8,835	8,010	16,235	15,151

Cost of products sold		934	137	1,121	228

Gross profit		7,901	7,873	15,114	14,923

Expenses
Research and development		509	281	868	605
Selling and marketing		2,413	554	2,888	1,019
General and administrative		3,478	1,534	6,281	3,161
Amortization of intangible assets		1,221	173	1,357	345

Total operating expenses	8	7,621	2,542	11,394	5,130

Finance costs
Interest on senior secured notes		968	-	968	-
Change in fair value of derivative financial instrument		(392)	-	(392)	-
Interest income		(96)	(111)	(231)	(204)

		480	(111)	345	(204)

Income (loss) before income taxes		(200)	5,442	3,375	9,997

Income taxes	10	358	1,311	1,430	2,362

Income (loss) for the period		(558)	4,131	1,945	7,635

Item that may be reclassified to profit or loss

Foreign currency translation adjustment		-	1,488	(4,688)	109

Income (loss) and comprehensive income (loss) for the period		(558)	5,619	(2,743)	7,744

Basic earnings per share	11	(0.02)	0.16	0.08	0.30

Diluted earnings per share	11	(0.02)	0.16	0.07	0.29

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Changes in Shareholders' Equity

Six month periods ended June 30, 2015 and 2014
(in thousands of United States dollars - unaudited)

			Accumulated
			Other		Total
	Share	Contributed	Comprehensive	Retained	Shareholders'
	Capital	Surplus	Income (Loss)	Earnings	Equity
	$	$	$	$	$

Balance, January 1, 2015	13,438	2,776	(4,826)	42,692	54,080

Income for the period	-	-	-	1,945	1,945

Exercise of stock options	1,054	(477)	-	-	577

Shares issued under the share purchase plan	97	-	-	-	97

Share-based compensation - stock option plan	-	905	-	-	905

Foreign currency translation adjustment	-	-	(4,688)	-	(4,688)

Balance, June 30, 2015	14,589	3,204	(9,514)	44,637	52,916

Balance, January 1, 2014	10,223	2,964	(667)	23,919	36,439

Income for the period	-	-	-	7,635	7,635

Exercise of stock options	1,690	(773)	-	-	917

Shares issued under the share purchase plan	85	-	-	-	85

Share-based compensation - stock option plan	-	467	-	-	467

Foreign currency translation adjustment	-	-	109	-	109

Balance, June 30, 2014	11,998	2,658	(558)	31,554	45,652

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Cash Flows

Six month periods ended June 30, 2015 and 2014
(in thousands of United States dollars - unaudited)

		Six months
		June 30,	June 30,
	Note	2015	2014
		$	$
Cash provided by (used in)

Operating activities
Income for the period		1,945	7,635
Items not affecting cash:
Depreciation of property and equipment		13	8
Amortization of intangible assets	5	1,357	345
Share-based compensation - share purchase plan	7	15	13
Share-based compensation - stock option plan		905	467
Change in fair value of derivative		(392)	-
Interest on senior secured notes		900	-
Deferred income taxes		1,354	2,362
		6,097	10,830

Changes in non-cash operating items:
Accounts receivable		(424)	7,069
Inventory		(254)	(105)
Prepaid expenses and other assets		(169)	149
Accounts payable and accrued liabilities		(114)	(3,840)
Provisions		51	-
Other long term liability		283	-
Deferred revenue		(556)	(957)

Net cash generated from operating activities		4,914	13,146

Investing activities
Purchase of property and equipment		(42)	(9)
Acquisition of intangible assets	5	(7,351)	-
Acquisition of Innocutis, net of cash acquired	3	(45,413)	-

Net cash used in investing activities		(52,806)	(9)

Financing activities
Proceeds from senior secured notes		40,000	-
Interest and financing costs paid		(4,704)	-
Proceeds from shares issued under the share purchase plan		83	72
Proceeds from exercise of stock options		576	917

Net cash generated from financing activities		35,955	989

Increase (decrease) in cash and cash equivalents		(11,937)	14,126
Impact of foreign exchange on cash		(3,777)	333
Cash and cash equivalents, beginning of period		45,368	22,733

Cash and cash equivalents, end of period		29,654	37,192

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

1	NATURE OF OPERATIONS
Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. The Company is building its dermatology franchise through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

On April 13, 2015, the Company purchased 100% of the outstanding members' interests of Innocutis Holdings, LLC ("Innocutis"). The Company acquired Innocutis as part of its strategy to expand into the United States and to expand its product line offerings to new and existing customers (see Note 3).

2	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim consolidated financial statements on August 13, 2015.

Consolidation
The wholly-owned subsidiaries of Cipher are consolidated to produce the financial results for the Company. All intercompany transactions, balances, income and expenses on transactions between subsidiaries are fully eliminated. Profits and losses resulting from intercompany transactions that were recognized are also fully eliminated.

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the President and Chief Executive Officer.

Business combinations
The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a business is the fair values of the assets transferred and the liabilities incurred to the former owners of the acquired business. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Derivative financial instruments
Cipher has issued warrants with a cashless exercise option. The warrants are treated as a derivative liability and therefore are measured at fair value. Gains and losses on re-measurement are presented separately in the consolidated statement of earnings and comprehensive income. These instruments are classified as non-current based on their expected life.

Critical accounting estimates
Provisions is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for product returns are recognized in the period in which the underlying sales are recognized, as a reduction of product revenue. The Company estimates provisions for product returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established provisions.

Change in presentation and functional currency
Effective April 2015, Cipher changed its functional currency from Canadian dollars to United States dollars ("US dollar"). The Company also changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21: The Effects of Changes in Foreign Exchange Rates and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to accumulated other comprehensive income in shareholders' equity. The Company has presented the effects of the change in the presentation currency below.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Following the change in functional currency outlined above, the functional currency of the Company and its subsidiaries is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

	December 31, 2014	December 31, 2014	January 1, 2014	January 1, 2014
	United States	Canadian	United States	Canadian
	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	45,368	52,631	22,733	24,179
Accounts receivable	12,340	14,316	21,161	22,507
Inventory	207	240	292	311
Prepaid expenses and other assets	759	881	368	391
Total current assets	58,674	68,068	44,554	47,388

Property and equipment, net	22	26	23	24
Intangible assets, net	1,473	1,709	1,487	1,582
Deferred tax asset	5,936	6,886	6,164	6,556
Total Assets	66,105	76,689	52,228	55,550

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,702	11,255	11,657	12,398
Current portion of deferred revenue	1,316	1,527	2,144	2,280
	11,018	12,782	13,801	14,678

Deferred revenue	1,007	1,168	1,988	2,114
Total liabilities	12,025	13,950	15,789	16,792

Shareholders' Equity
Share capital	13,438	14,217	10,223	10,696
Contributed surplus	2,776	2,904	2,964	3,095
Accumulated other comprehensive income (loss)	(4,826)	-	(667)	-
Retained earnings	42,692	45,618	23,919	24,967
Total Shareholders' Equity	54,080	62,739	36,439	38,758
Total Liabilities and Shareholders' Equity	66,105	76,689	52,228	55,550

	Three months		Six months
	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014
	United States	Canadian	United States	Canadian
	$	$	$	$
Revenues
Licensing revenue	7,553	8,237	14,386	15,776
Product revenue	457	498	765	838
	8,010	8,735	15,151	16,614

Expenses
Cost of products sold	137	149	228	249
Research and development	281	306	605	664
Selling and marketing	554	605	1,019	1,118
General and administrative	1,534	1,672	3,161	3,467
Amortization of intangible assets	173	189	345	379
Interest income	(111)	(121)	(204)	(224)
	2,568	2,800	5,154	5,653

Income before income taxes	5,442	5,935	9,997	10,961

Income taxes	1,311	1,430	2,362	2,590

Income for the period	4,131	4,505	7,635	8,371

Other comprehensive income	1,488	-	109	-

Income and other comprehensive income for the period	5,619	4,505	7,744	8,371

Basic earnings per share	$0.16	$0.18	$0.30	$0.33
Diluted earnings per share	$0.16	$0.17	$0.29	$0.32

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

Accounting standards issued but not yet adopted
IFRS 15 Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2017. The Company has not yet evaluated the impact on the financial statements.

IFRS 9 Financial Instruments: The final version of IFRS 9 Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018; however it is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

3	BUSINESS COMBINATION
On April 13, 2015, the Company acquired 100% of the outstanding Innocutis members' interests. The Company acquired Innocutis as part of its strategy to expand in the U.S. and to expand product line offerings to new and existing customers. The principle business of Innocutis is a pharmaceutical and medical device company specializing in the development and commercialization of therapies and devices focused on medical treatment of dermatological conditions. The operating results of Innocutis have been consolidated with those of the Company effective April 13, 2015 and make up the U.S. segment. The total purchase price of $45,578 was paid in cash.

The goodwill of $6,730 arising from the acquisition is atributable to the acquired work force and synergies expected from combining the operations of the Company. The goodwill recognized is expected to be deductible for income tax purposes.

The following table provides the preliminary fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Cash and cash equivalents	$165
Accounts receivable	1,867
Inventory	853
Property and equipment	27
Goodwill	6,730
Intangible assets	40,851
Accounts payable and accrued liabilities	(1,891)
Provision for product returns	(3,024)
Purchase price	$45,578

The fair value of the identifiable intangible assets of $40,851 is provisional pending receipt of the final valuation for those assets.

Acquisition related costs of $990 have been charged to general and administrative expenses in the consolidated statement of earnings and comprehensive income.

Had Innocutis been consolidated from January 1, 2015, the consolidated statements of earnings and comprehensive income would show pro-forma revenue of $17,912 and income before income taxes of $518 for the six month period ended June 30, 2015.

4	FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES
Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At June 30, 2015, the Company had gross financial assets of $390 and gross financial liabilities of $5,602 related to Galephar Pharmaceutical Research Inc. ("Galephar"). The net amount of $5,212 owing to Galephar has been recorded in accounts payable and accrued liabilities at June 30, 2015 (gross financial assets of $780 and gross financial liabilities of $6,552 for a net amount of $5,772 owing at December 31, 2014).

In connection with the acquisition of Innocutis, the Company closed a private offering of $100,000 in aggregate principal amount of senior secured notes due in 2020 ("Notes").

The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless repurchased earlier.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender. The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015 and June 30, 2015 were $4,141 and $3,749, respectively.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

The variables used to compute the fair value as at April 13, 2015 and June 30, 2015 are as follows:

	April 13, 2015	June 30, 2015
Share price	$9.22	$8.56
Expected life	7.0 years	7.0 years
Expected volatility	83.6%	81.3%

The following is the continuity of the Notes for the period ended June 30, 2015:

Balance January 1, 2015	$-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,141)
Deferred financing cost	(2,063)
Accretion expense	68
Balance June 30, 2015	$33,864

Total debt issuance costs associated with the Notes of $2,063 have been netted against the Notes on the consolidated balance sheet. Additional costs of $1,810 which relate to the undrawn portion of the Notes have been included in prepaid expenses and other assets.

As of June 30, 2015, the Company was not able to fulfill a financial covenant as stipulated under the Notes which constituted an event of default. Since the Company did not have an unconditional right to defer the settlement of the debt for at least 12 months, IFRS requires the liability to be classified as current as at June 30, 2015. The carrying amount of the debt is $33,864 as of June 30, 2015. On July 31, 2015, the Company received an irrevocable waiver of the covenant violation from its lender and as a result the lender cannot demand payment of the Notes as a result of the breach. No terms of the Notes were amended as a result of the waiver. The covenant relates to consolidated net revenues for the quarter ended June 30, 2015, which was $9 million and the Company reported consolidated net revenues of $8.835 million.

Fair value of financial instruments
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At June 30, 2015, the Company’s financial instruments consisted of cash, accounts receivable, accounts payable and accrued liabilities, senior secured notes, and derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statement of earnings and comprehensive income and is classified as Level 2 (as defined under IFRS). Cash, accounts receivable, accounts payable and accrued liabilities are measured at amortized costs and their fair values approximate carrying values due to their short-term nature.

The senior secured notes are measured at amortized cost. At June 30, 2015, the fair value of the senior secured notes approximates its face value of $40,000. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

5	INTANGIBLE ASSETS
In 2015, the Company in-licensed the Canadian distribution rights to Ozenoxacin, a topical treatment for impetigo, from Ferrer International SA, a privately-held Spanish pharmaceutical company. An up-front payment of $237 was made upon execution of the agreement and, based on the likelihood of achievement, the second milestone for $197, which is based on a development milestone, was recorded during the six months ended June 30, 2015. The licensing agreement provides for one additional milestone for regulatory approval, as well as royalties on commercial sales.

In 2015, the Company acquired the worldwide rights to three products from Astion Pharma A/S, a Denmark-based specialty pharmaceutical company, for $4,891. The products include: Dermadexin, a patent-protected topical barrier-repair cream for the treatment of seborrheic dermatitis, Pruridexin, a patent-protected topical cream for the treatment of chronic pruritus, and ASF-1096 a product candidate in Phase II that is being investigated as a treatment for discoid lupus erythematosus. The transaction includes future milestones of up to $27,257 based on future regulatory and commercial sales milestones.

In 2015, the Company in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis. An up-front payment of $1,301 was made upon execution of the agreement and the transaction includes future milestones of up to $1,603 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

In 2015, the Company in-licensed the Canadian rights to Vaniqa and Actikerall from Almirall SA, a Spanish pharmaceutical company. Both products have been approved by Health Canada and Vaniqa is currently on the Canadian market. An up-front payment of $353 was paid upon execution of the agreement and the transaction includes future milestones based on commercial sales targets.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

	Product Rights and Other	Licensing and Intellectual Property Rights	Total

As at January 1, 2015
Cost	$6,065	$849	$6,914
Accumulated amortization	(5,441)	-	(5,441)
Net book value	$624	$849	$1,473

For the six months ended June 30, 2015
Opening net book value	$624	$849	$1,473
Acquisition (Note 3)	40,851	-	40,851
Additions	-	7,351	7,351
Amortization	(1,134)	(223)	(1,357)
Foreign exchange differences	-	(268)	(268)
Net book value	$40,341	$7,709	$48,050

As at June 30, 2015
Cost	$46,916	$8,200	$55,116
Accumulated amortization	(6,575)	(491)	(7,066)
Net book value	$40,341	$7,709	$48,050

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	June 30, 2015	December 31, 2014

Trade accounts payable	$8,849	$8,258
Accrued liabilities	1,923	1,444
	$10,772	$9,702

Provisions include product returns, rebates and other similar allowances. The provision for product returns relates to potential returns of product due to expiration or other return rights under the terms of distribution and supply agreements with customers. The adequacy of the provision is evaluated each quarter based on product sales activity and estimates of expiring products in the distribution chain. The following is the continuity of the balance for the six month period ended June 30, 2015:

Balance January 1, 2015	$-
Acquired through business acquisition (Note 3)	3,024
Additional provisions during the period	492
Drawdowns of the provision during the period	(441)
Balance June 30, 2015	$3,075

7	SHARE CAPITAL
Authorized share capital
The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital
The following is a summary of the changes in share capital from January 1, 2014 to June 30, 2015:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2014	24,976	10,223
Options exercised	668	2,926
Shares issued under the share purchase plan	29	289
Balance outstanding - December 31, 2014	25,673	13,438

Options exercised in Q1 2015	217	863
Shares issued in Q1 2015 under the share purchase plan	3	42
Options exercised in Q2 2015	64	191
Shares issued in Q2 2015 under the share purchase plan	6	55
Balance outstanding - June 30, 2015	25,963	14,589

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

Share purchase plan
During the three month period ended June 30, 2015, 5,555 shares were issued under the Employee and Directors Share Purchase Plan (7,766 in Q2 2014). Included in share-based compensation expense is $8 ($8 in Q2 2014), which is the discount on the shares issued under the share purchase plan during the three month period.

During the six month period ended June 30, 2015, 8,885 shares were issued under the Employee and Directors Share Purchase Plan (12,195 in 2014). Included in share-based compensation expense is $15 ($12 in 2014), which is the discount on the shares issued under the share purchase plan during the six month period.

Stock option plan
The following is a summary of the changes in the stock options outstanding from January 1, 2014 to June 30, 2015:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$
Balance outstanding - January 1, 2014	1,619	2.52
Granted	516	7.61
Exercised	(668)	2.37
Cancelled	(183)	4.55
Balance outstanding - December 31, 2014	1,284	4.03

Granted	482	10.39
Exercised	(281)	2.05
Balance outstanding - June 30, 2015	1,485	6.19

At June 30, 2015, 551,466 options were fully vested and exercisable (844,466 at June 30, 2014).

During the three months ended June 30, 2015, the Company granted 244,713 stock options under the stock option plan, with exercise prices of $10.06 and $8.67, 25% of which vest on May 15 and June 24 of each year for the next four years, commencing in 2016, and expire in 2025. Total compensation cost for these stock options is estimated to be $1,357 which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model at $6.38 and $5.26, with the following assumptions. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.15%, 1.14%
Expected life	5.8 years
Expected volatility	73%, 69%
Expected dividend	Nil

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

On May 13, 2015, the Company adopted a RSU and PSU plan. RSUs and PSUs are notional share units exchangeable for common shares of the Company. RSUs are granted to all employees and directors of the Company and PSUs are granted to certain executives. RSUs granted to employees vest over a three year period and RSUs granted to directors vest over a one year period. PSUs vest based upon the achievement of financial performance goals for the Company for the three year period ended December 31, 2017.

A summary of the RSUs and PSUs granted and outstanding as at June 30, 2015 is as follows:

	RSUs		PSUs
	Number of Units (in 000's)	Fair Value $	Number of Units (in 000's)	Fair Value $

Balance at January 1, 2015	-	-	-	-
Granted	61	524	29	250
Balance at June 30, 2015	61	524	29	250

The total expense for RSUs and PSUs for the period ended June 30, 2015 was $9.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

8	EXPENSES BY NATURE

	Three Months	Three Months	Six Months	Six Months
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Employees salaries and other short term benefits	$2,342	$702	$3,155	$1,350
Directors fees	71	88	141	197
Share-based compensation	525	295	920	480
Depreciation of property and equipment	10	4	13	7
Amortization of intangible assets	1,221	174	1,357	346
Professional and consulting fees	1,666	539	3,125	1,045
Contract sales	233	225	431	443
Facility rent	41	25	56	42
Listing fees (TSX and NASDAQ)	30	-	127	43
Travel expenses	405	55	523	117
Insurance	168	119	296	167
Foreign exchange (gain) loss	(532)	127	(712)	(408)
Severance costs	293	-	293	895
Other transaction related costs	300	-	300	-
Other expenses	848	189	1,369	406
	$7,621	$2,542	$11,394	$5,130

9	COMPENSATION OF KEY MANAGEMENT
Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Six Months	Six Months
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Salaries and short-term employee benefits, including bonuses	$388	$362	$863	$697
Directors fees	71	88	141	197
Share-based compensation	472	266	827	432
Severance costs	-	-	-	895
	$931	$716	$1,831	$2,221

Severance costs relate to the former President and Chief Executive Officer, following his resignation from the Company in 2014.

10	INCOME TAXES
Income tax expense is recognized based on domestic and international statutory income tax rates in the jurisdictions in which the Company operates. These rates are then adjusted to effective tax rates based on management's estimate of the weighted average annual income tax rate expected for the full year in each jurisdiction taking into account taxable income or loss in each jurisdiction and available utilization of deferred tax assets. Deferred tax assets are recognized to the extent that it is probable that the asset can be recovered.

11	EARNINGS PER SHARE
Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended June 30, 2015 was 25,919,087 (for the three months ended June 30, 2014 - 25,202,425). The weighted average number of shares outstanding for the six months ended June 30, 2015 was 25,878,902 (for the six months ended June 30, 2014 - 25,098,661).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. The dilutive weighted average number of shares outstanding for the three months ended June 30, 2015 was 26,474,471 (for the three months ended June 30, 2014 - 26,119,274). The dilutive weighted average number of shares outstanding for the six months ended June 30, 2015 was 26,503,509 (for the six months ended June 30, 2014 - 26,074,755).

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

June 30, 2015

(in thousands of United States dollars, except per share amounts - unaudited)

12	SEGMENTED INFORMATION
The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States commencing in Q2 2015 with the acquisition of Innocutis.

Three Months ending June 30, 2015
	Canada	United States	Total
External revenue by segment
Licensing revenue	$6,318	$-	$6,318
Product revenue	760	1,757	2,517
Net revenues	$7,078	$1,757	$8,835

Segment profit (loss) including amortization	$3,026	$(2,746)	$280
Finance costs			(480)
Income taxes			(358)
Income (loss) for the period			$(558)

Six Months ending June 30, 2015
	Canada	United States	Total
External revenue by segment
Licensing revenue	$13,063	$-	$13,063
Product revenue	1,415	1,757	3,172
Net revenues	$14,478	$1,757	$16,235

Segment profit (loss) including amortization	$6,466	$(2,746)	$3,720
Finance costs			(345)
Income taxes			(1,430)
Income (loss) for the period			$1,945

Other financial information by segment:

	Canada	United States	Total

Total assets	$56,626	$49,607	$106,233